Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact Information:

QIAGEN Investors: Dr. Solveigh Mähler 011-49-2103-29-11710	Media: Dr. Thomas Theuringer 011-49-2103-29-11826

QIAGEN ANNOUNCES COMPLETION OF DIGENE ACQUISITION

Venlo, The Netherlands – July 30, 2007 – QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) announced today the successful completion of its acquisition of Digene Corporation (Nasdaq: DIGE). QIAGEN completed the acquisition through a tender offer and subsequent merger of Digene with and into a wholly owned subsidiary of QIAGEN. At the completion of the merger, Digene will become a wholly owned subsidiary of QIAGEN’s affiliate QIAGEN North American Holdings, Inc.

Peer M. Schatz, Chief Executive Officer of QIAGEN said, “We are pleased with the overwhelming support from both QIAGEN and Digene shareholders and believe their commitment is a testament to the significant benefits this combination creates. We are gratified by the vote of confidence of Digene shareholders who tendered more than 94% of all Digene shares in the tender offer. That 90% of the shares tendered expressed a preference to receive QIAGEN stock in exchange demonstrates great confidence in the upside potential of the combined company. We are excited that this transaction has been completed as we believe it represents a great opportunity for our shareholders, employees and the future of our Company. On behalf of QIAGEN’s management and Supervisory Board, I would like to thank both QIAGEN’s and Digene’s shareholders and our now combined Company’s dedicated employees. We look forward to a quick and smooth integration and to maximizing the value of our leadership position.”

As a result of the merger, each outstanding share of Digene common stock not validly tendered and accepted for payment in the tender offer was converted into the right to receive, at the Digene shareholder’s election, either US$61.25 in cash or 3.545 shares of QIAGEN stock, subject to pro-ration so that the total consideration issued for Digene stock consists of 55% cash and 45% QIAGEN stock. The merger consideration and election procedure are the same as were offered in the tender offer and will take up to 60 days to complete. QIAGEN will announce the proration calculations for shares exchanged in the tender offer when such calculations are completed which we expect to be on or about Thursday, August 2, 2007.

Shareholders who continue to hold Digene shares at the time of the merger and who fulfill certain other requirements of Delaware law will have appraisal rights in connection with the merger.

Effective after the close of market today, trading in Digene common stock on the NASDAQ stock market ceased.

In connection with the transaction, Goldman, Sachs & Co. acted as exclusive financial adviser to QIAGEN, and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., De Brauw Blackstone Westbroek, and Freshfields Bruckhaus Deringer were legal counsel. JP Morgan acted as exclusive financial adviser to Digene, and Ballard, Spahr, Andrews & Ingersoll, LLP were legal counsel.

About QIAGEN

QIAGEN N.V., a Netherlands holding company is the leading provider of innovative sample and assay technologies and products. QIAGEN’s products are considered standards in areas such as pre-analytical sample preparation and assay solutions in research for life sciences, applied testing and molecular diagnostics. QIAGEN has developed a comprehensive portfolio of more than 500 proprietary, consumable products and automated solutions for sample collection, nucleic acid and protein handling, separation, and purification and open and target specific assays. The company’s products are sold to academic research markets, to leading pharmaceutical and biotechnology companies, to applied testing customers (such as in forensics, veterinary, biodefense and industrial applications) as well as to molecular diagnostics laboratories. QIAGEN employs more than 2,000 people worldwide. QIAGEN products are sold through a dedicated sales force and a global network of distributors in more than 40 countries. In this press release QIAGEN is using the term molecular diagnostics. The use of this term is in reference to certain countries, such as the United States, limited to products subject to regulatory requirements. Current QIAGEN molecular diagnostics products are 34 EU CE IVD assays, six EU CE IVD sample preparation products, one 510k PAX RNA product, nine China SFDA IVD assays and 98 general purpose reagents. Further information about QIAGEN can be found at www.qiagen.com.

Forward-Looking Statements

This communication contains certain forward-looking statements, including statements about the expected benefits of the acquisition. These forward-looking statements are based on management’s current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences may include, but are not limited to, risks relating to the integration of the technologies and businesses of QIAGEN and Digene, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 20-F, Form 6-K and other periodic reports filed with or furnished to the Securities and Exchange Commission by QIAGEN and the most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Digene with the Securities and Exchange Commission.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Digene. QIAGEN has filed a Registration Statement on Form F-4, as amended, with the Securities and Exchange Commission in connection with the exchange offer and subsequent merger. Digene shareholders should read those filings, and any other filings made by QIAGEN with the SEC in connection with the Digene acquisition, as they contain important information. These SEC filings, as well as QIAGEN’s other public SEC filings, can be obtained without charge at the SEC website at www.sec.gov and at QIAGEN’s website at www.qiagen.com. Additional copies of the prospectus, which is a part of QIAGEN’s Registration Statement on Form F-4, can be obtained by contacting QIAGEN’s IR department at QIAGEN Strasse 1, 40724 Hilden, Germany.

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